One Belvedere Place
Suite 300
Mill Valley, CA 94941

Phone 415.389.7373

VIA EDGAR

September 3, 2025

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Attn:	William Demarest
Isaac Esquivel
Office of Real Estate & Construction

Re:	Redwood Trust, Inc.
Response to Comments on:
Form 10-K for the Year Ended December 31, 2024

File No. 001-13759

Dear Messrs. Demarest and Esquivel,

On behalf of Redwood Trust, Inc. (“Redwood” or the “Company”), I hereby provide the following responses in reply to the Staff’s comment letter dated August 22, 2025 (the “Comment Letter”) in connection with the above-referenced Annual Report on Form 10-K (the “Form 10-K”). For your convenience, our responses are preceded with an italicized recitation of the comments set forth in the Comment Letter.

Form 10-K for the Year Ended December 31, 2024

Item 1A. Risk Factors

Through certain of our wholly-owned subsidiaries we have engaged in the past…, page 35

1.	We note from your response to comment 1 that you hold a minority interest in LiquidFi, Inc. Please clarify both the amount and percentage of your investment.

Redwood holds a convertible debt investment with a principal balance of $810,000 that is convertible into equity securities amounting to approximately 13.5% of the fully-diluted capitalization of LiquidFi, Inc. (“LiquidFi”).

2.

Your response to comment 1 indicates that LiquidFi uses blockchain-based technology to provide end users with reporting of loan level payments of principal and interest on the underlying residential mortgages. We also note that LiquidFi's website references digital assets. Please clarify whether LiquidFi actually creates a digital asset or if it’s a record (a digital copy of an asset).

We understand, based on feedback from LiquidFi, that LiquidFi creates a digital copy of the original loan asset. This reference to “digital asset” has no legal relationship to the underlying loan and is simply meant to provide an immutable, transparent, and standardized record of data over the life of the loan.

September 3, 2025

3.

Related to the comment above, your response indicates that end users can access LiquidFi's platform to view updated information which is mirrored through digital entries on the Stellar blockchain. Please clarify whether LiquidFi is creating entries on its own blockchain or merely creating records on the Stellar blockchain. Tell us also if end users need Lumens to view information on the Stellar blockchain and if LiquidFi provides Lumens to end users as part of granting access.

We understand, based on feedback from LiquidFi, that all Redwood securitization transactions onboarded to LiquidFi pursuant to a distributed ledger agent agreement are mirrored and tracked on the Stellar blockchain, where all records are created. LiquidFi uses additional blockchains for non-Redwood transactions, including Avalanche and a LiquidFi private-permissioned blockchain. End users are not required to own Lumen or any other cryptocurrency to use the LiquidFi platform. LiquidFi absorbs all costs related to posting information on the blockchain, including all “gas fees” and infrastructure costs. End users access information with a username/password and/or API keys and do not pay fees with cryptocurrency to use the platform.

*           *           *

Should you have any further comments or questions about this letter, please contact me by telephone at 415-384-3827 or by email at brooke.carillo@redwoodtrust.com.

Very truly yours,

Redwood Trust, Inc.

By:	/s/ Brooke Carillo
Brooke Carillo
Chief Financial Officer